                                                                Exhibit (h)(22)

                                 [LETTERHEAD]

October 8, 2007

Mr. Simon D. Collier, Managing Partner
Foreside Financial Group, LLC
Two Portland Square
Portland, Maine 04101

RE:   Contractual Waivers and Reimbursements

Dear Mr. Collier:

Dover Corporate Responsibility Management LLC (the "Adviser") agrees to waive its investment advisory fee and reimburse Fund expenses to the extent that the total annual fund operating expenses of Institutional Shares and A Shares exceed 1.25% and 1.75% respectively from October 11, 2007 through September 1, 2008 (excluding taxes, interest, portfolio transaction expenses, Acquired Fund Fees and Expenses, dividend expenses on short sales and extraordinary expenses) for Dover Long/Short Sector Fund (the "Fund"), a series of Forum Funds (the "Trust").

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on September 1, 2008.

Very truly yours,

Dover Corporate Responsibility Management LLC

By: /s/ Richard M. Fuscone
    -------------------------
    Richard M. Fuscone